Klondex Update on Rice Lake Development Activities

Vancouver, BC - April 14, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex”or the “Company”) is pleased to provide an update on the Company’s exploration and development activities at its Rice Lake Mine in Manitoba, Canada. The drill results summarized below were conducted by a prior owner of the Rice Lake Project. The Company intends to follow-up on the 15 hole drill program later this year. A summary of the results of this prior drill program is set out below.

Rice Lake Drilling Highlights from Q4 2014:

•	644-14-009: 0.15 opt Au over 14 ft, or 5.1 g/t over 4.3 m (Hanging Wall)

◦	Including 0.30 opt Au over 5.3 ft, or 10.3 g/t over 1.6 m

•	644-14-011: 0.59 opt Au over 2.3 ft, or 20.4 g/t over 0.7 m (Hanging Wall)

•	644-14-016: 0.70 opt Au over 4.2 ft, or 24.1 g/t over 1.3 m (Foot Wall), and 0.53 opt Au over 7.3 ft, or 18.1 g/t over 2.2 m (91 Vein)

•	644-14-017: 0.42 opt Au over 10.0 ft, or 14.3 g/t over 3.0 m (Foot Wall)

◦	Including 0.76 opt Au over 4.3 ft, or 26.0 g/t over 1.3 m

•	644-14-018: 0.43 opt Au over 22.2 ft, or 14.8 g/t over 6.8 m (Foot Wall)
Including 0.57 opt Au over 16.4 ft, or 19.6 g/t over 5.0 m

•	644-14-019: 0.54 opt Au over 17.3 ft, or 18.4 g/t over 5.3 m (Foot Wall)

•	644-14-021: 1.89 opt Au over 14.0 ft, or 64.7 g/t over 4.3 m (Foot Wall), and 0.53 opt Au over 3.3 ft, or 18.1 g/t over 1.0 m (91 Vein)

A total of 15 holes totaling 6,485 ft (1,977 m) were drilled during the fourth quarter of 2014 by San Gold Corporation from the 6440 drill station. These holes were targeting the down-dip extension of the 91 vein. This drilling identified the potential for a new vein in the footwall of the 91 vein adjacent to the 24 level incline. Moreover, an additional mineralized structure was intersected in the hanging wall of the 91 vein. This mineralization occurred where northeast and northwest structures intercept the San Antonio Mining unit (SAM) which is the host rock to much of the historic mining at the Rice Lake Mine. Drilling is planned for later this year to follow up these high grade intercepts. (TABLE 1)

Project development activities continue to advance and are on schedule and within budget.

Project Development Highlights:

•	Rice Lake Project has completed 83 days without a Loss Time Incident.

•	The notice to recommence mining and milling operations was approved by the Director of Manitoba Mineral Resources in March, 2016.

•	Shaft Project Complete - 100% of the guides have been replaced.

•	Track Repair Ongoing - Approximately 1,500 of track has been ditched and repaired at the 2600 level; project is ~55% complete.

•	Initiated testing of narrow vein long hole design to reduce dilution.

•	New underground shop and new gear storage cut-outs are 80% complete.

•	Initial metallurgical testing on existing tailings indicate the tailings can be processed through the existing mill flow sheet.

Mr. Paul Huet, President and CEO commented, “Our progress at the Rice Lake Mine has proceeded better than expected. The results of the Q4 2014 drill program noted above are very encouraging and suggest the opportunity for new high grade discoveries at Rice Lake.” Mr. Huet continued, “Our progress in refurbishing the track and the shaft is on budget and on schedule and we are excited about the successful testing of long hole stoping at the mine. We continue to expect to be in a position to announce a production decision in the second half of this year, and we remain grateful to be part of such an exceptional and supportive mining community in Bissett.”

Underground drill core samples were assayed on site in the then owner's assay lab using the fire assay method with an AA and gravimetric finish. The quality control and assurance program included the insertion of standards, the retention of pulps and rejects, and spot checks utilizing independent labs including TSL Laboratories in Saskatoon, Saskatchewan and Accurassay Laboratories in Thunder Bay, Ontario. The core lengths are actual lengths as drilled and were not adjusted for the true width of the mineralized zones.

Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the Rice Lake mine and milling facility, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to complete additional drilling, the Company's intention and ability to monetize mineralized material, the Company’s intention and ability to make a production decision in the planned timeframe, project development and related permitting, cash flows, budgeting and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-

looking information or to update the reasons why actual results could differ from such information unless required by law.